Exhibit 4.3
SECOND SUPPLEMENTAL INDENTURE
     THIS SECOND SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”) is made as of January 15, 2004, between Norsk Hydro ASA, a company organized under the laws of the Kingdom of Norway (the “Company”), and JPMorgan Chase Bank (formerly The Chase Manhattan Bank), as trustee (the “Trustee”). Any term used but not defined herein shall have the corresponding meaning given to it in the Indenture.
RECITALS OF THE COMPANY
     The Company and the Trustee have heretofore executed and delivered an Indenture dated as of April 15, 1992, as amended by the First Supplemental Indenture dated as of April 15, 1993, (the “Indenture”), pursuant to which the Company has heretofore issued its: 6.36% Notes due 2009, in the principal amount of $300,000,000; 9.00% Debentures due 2012, in the principal amount of $350,000,000; 9.125% Debentures due 2014, in the principal amount of $99,522,000; 7.50% Debentures due 2016, in the principal amount of $300,000,000; 6.70% Debentures due 2018, in the principal amount of $250,000,000; 7.75% Debentures due 2023, in the principal amount of $300,000,000; 7.15% Debentures due 2025, in the principal amount of $250,000,000; 7.25% Debentures due 2027, in the principal amount of $480,512,000; 6.80% Debentures due 2028, in the principal amount of $250,000,000; and 7.15% Debentures due 2029, in the principal amount of $275,000,000 (together, the “Notes and Debentures”).
     The Company desires to amend or eliminate certain provisions of the Indenture as hereinafter set forth.
     Section 902 of the Indenture provides that the Company and the Trustee may amend or supplement the Indenture with the consent of the Holders of at least a majority in principal amount of each series of the Notes and Debentures then outstanding.
     All acts and things necessary to amend the Indenture and to make this Supplemental Indenture a valid agreement of the Company and the Trustee, in accordance with its terms, have been done.
     NOW, THEREFORE, the Company hereby covenants and agrees with the Trustee as follows:
ARTICLE I
Amendments
SECTION 1.01 Waiver of Certain Rights.
     The following new Section 1011 is added to Article Ten of the Indenture:
     Section 1011. Waiver of Certain Rights.
     Neither the Trustee nor any Holder of the Securities issued pursuant to this Indenture shall be entitled to institute any suit or proceeding, or take any other action to enforce against AgriHold any rights to payment (or any other rights) arising under the terms of this Indenture or the Securities or under Section 14-11(3) of the Public Limited Liability Companies Act of Norway, that it may have, now or in the future, in connection with or related to any of the obligations (including any payment obligations) of the Company hereunder and the Trustee and each Holder hereby irrevocably waives any such rights against AgriHold; provided that such rights arise as a result or consequence of, or in connection with, the Agri Transaction. Any person that becomes a Holder of any of the Securities after the date hereof agrees, by accepting such Securities, to be bound by the terms of this Section 1011.
     SECTION 1.02 Certain Definitions.
     The following defined terms are added to Article One, Section 101 (Definitions) of the Indenture:
     “AgriHold” means AgriHold ASA, or any successor entity thereto.
     “Agri Transaction” means the Company’s proposed plan of demerger, substantially as contemplated and described in the Company’s Report on Form 6-K furnished to the SEC on December 1, 2003, including the agreements contained therein, as the same may be amended in a manner that is not materially prejudicial to Holders.
ARTICLE II
Effective Time
     SECTION 2.01 Effective Time of Amendments to Indenture.
     The amendments to the Indenture set forth in Article 1 of this Supplemental Indenture shall only become effective upon (i) the execution and delivery of this Supplemental Indenture by the Company and the Trustee (ii) the shareholders’ meeting during which the Company’s shareholder’s vote on the Agri Transaction, as recommended by the Company’s Board of Directors, (the “Shareholders’ Meeting”) having been held and (iii) the resolutions to be proposed at the Shareholder’s Meeting to sanction the Agri Transaction having been duly passed.
ARTICLE III
Miscellaneous
     SECTION 3.01 Execution as Supplemental Indenture.
     This Supplemental Indenture is executed and upon its effectiveness shall be construed as an indenture supplemental to the Indenture and, as provided in the Indenture, this Supplemental Indenture shall form a part of the Indenture. Except as herein expressly otherwise defined, the terms used herein shall have the same meaning as provided in the Indenture.

     Except as specifically amended above, the Indenture shall remain in full force and effect and is hereby ratified and confirmed.
     SECTION 3.02 Responsibility for Recitals.
     The recitals herein shall be taken as statements of the Company, and the Trustee’ assumes no responsibility for the correctness thereof.
     SECTION 3.03 Successors and Assigns.
     All the covenants and agreements in this Supplemental Indenture by the Company shall bind its successors and assigns whether so expressed or not.
     SECTION 3.04 Governing Law.
     This Supplemental indenture and the Notes and Debentures shall be governed by, and construed in accordance with, the laws of the State of New York.
     SECTION 3.05 Conflicts.
     In the event of a conflict between the terms and conditions of the Indenture and the terms and conditions of this Supplemental indenture, the terms and conditions of this Supplemental Indenture shall prevail.
     SECTION 3.06 Counterparts.
     This Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument.

     IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed.
     Dated as of January 15_, 2004.

NORSK HYDRO ASA
By:	/s/ Ida Helliesen
	Name:	Ida Helliesen
	Title:	Senior Vice President

By:	/s/ Knut-Ivar Ødegard
	Name:	Knut-Ivar Ødegard
	Title:	Vice President

Attest:
By:	/s/ Liv Bergh
	Name:	Liv Bergh
	Title:	Manager

By:	/s/ Mette Aalstad
	Name:	Mette Aalstad
	Title:	Assistant Manager

JPMORGAN CHASE BANK (FORMERLY THE CHASE MANHATTAN BANK) as Trustee
By:	/s/ Lesley Daley
	Name:	Lesley Daley
	Title:	Trust Officer

Attest:
By:	/s/ William Potes
	Name:	William Potes
	Title:	Assistant Treasurer